UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENT

On December 30, 2014, Macrocure Ltd. (“we,” “us” or the “Company”) held a special general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on one proposal, which was described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on December 4, 2014. The results of the voting on the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 7,946,960 (48.9%) of our outstanding ordinary shares, were as follows:

Proposal 1: Approval of Compensation Policy for Executives and Directors of the Company, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”):

For	Against	Abstain
7,618,767	327,858	335

Based on the above results and the majority requirements achieved under the Companies Law and our Articles of Association (including the special majority required under the Companies Law), the above proposal was approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: December 30, 2014	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer